09011974

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Period Ended
December 31, 2008

Commission File Number 1-5263
(The Lubrizol Corporation)

SEC
Mail Processing
Section

JUN 26 2009

Washington, DC
122

A. Full title and address of Plan:

The Lubrizol Corporation Employees'
Profit Sharing and Savings Plan
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

REQUIRED INFORMATION

Listed below are all of the exhibits and financial statements filed as part of the annual report:

a. Exhibits – Consent of Independent Registered Public Accounting Firm

Consent of Maloney + Novotny LLC

b. Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007.

Notes to Financial Statements for the Years Ended December 31, 2008 and December 31, 2007.

Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) as of December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE LUBRIZOL CORPORATION
EMPLOYEES' PROFIT SHARING
AND SAVINGS PLAN

Date: June 24, 2009

By: /s/ Leslie M. Reynolds
L. M. Reynolds

Title: Chair, Employee Benefits
Administrative Committee

EXHIBIT INDEX

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Lubrizol Corporation:

We consent to the incorporation by reference in Registration Statement No. 033-61091 of The Lubrizol Corporation on Form S-8 of our report dated June 24, 2009, appearing in this Annual Report on Form 11-K of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan for the year ended December 31, 2008.

Maloney + Novotny LLC

Cleveland, Ohio
June 24, 2009

# *The Lubrizol Corporation Employees' Profit Sharing and Savings Plan*

*Financial Statements for the*
*Years Ended December 31, 2008 and 2007*
*Supplemental Schedule as of*
*December 31, 2008 and*
*Report of Independent Registered*
*Public Accounting Firm*

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

## TABLE OF CONTENTS

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To Participants and the Employee Benefits Administrative Committee of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maloney + Novotny LLC

Cleveland, Ohio
June 24, 2009

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

### DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| ASSETS: | | |
| Investments | | |
| At fair value: | | |
| Lubrizol stock funds | $ 75,408,858 | $ 102,237,554 |
| Mutual funds | 124,091,154 | 241,107,152 |
| Common collective trust funds | 279,172,910 | 325,765,798 |
| Participant loans | 12,037,726 | 12,906,836 |
| Total investments | 490,710,648 | 682,017,340 |
| Contributions receivable | 7,304,818 | 6,790,847 |
| Accrued income | - | 12,477 |
| NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE | 498,015,466 | 688,820,664 |
| BENEFIT-RESPONSIVE INVESTMENT CONTRACT | | |
| Adjustment from fair value to contract value | 9,524,046 | 508,344 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 507,539,512 | $ 689,329,008 |

See notes to financial statements.

8 of 23

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

## YEARS ENDED DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| ADDITIONS: | | |
| Investment (loss) income: | | |
| Dividend income - Lubrizol common stock | $ 2,351,129 | $ 2,047,163 |
| Interest and other dividend income | 5,241,339 | 28,182,346 |
| Other income | 26,215 | 28,556 |
| Net (depreciation) appreciation in fair value of investments | (180,352,650) | 9,390,916 |
| Total investment (loss) income | (172,733,967) | 39,648,981 |
| Contributions: | | |
| Participants | 27,174,672 | 26,498,816 |
| Employer | 14,895,405 | 14,110,769 |
| Total additions | (130,663,890) | 80,258,566 |
| DEDUCTIONS: | | |
| Redemption fees charged by funds | 4,031 | 4,914 |
| Distributions to participants | 51,121,575 | 46,680,681 |
| Total deductions | 51,125,606 | 46,685,595 |
| (DECREASE) INCREASE IN NET ASSETS | (181,789,496) | 33,572,971 |
| NET ASSETS AVAILABLE FOR BENEFITS—Beginning of the year | 689,329,008 | 655,756,037 |
| NET ASSETS AVAILABLE FOR BENEFITS—End of the year | $ 507,539,512 | $ 689,329,008 |

See notes to financial statements.

## 1. DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

*General*—The Lubrizol Corporation (the "Company" or "Plan Sponsor") established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement and employee ownership of common shares of the Company. The Plan also allows employees to share in the profits of the Company. The Plan is subject to the reporting and disclosure requirements, vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended.

*Administration*—The Plan is administered by the Employee Benefits Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Committee's powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and time of benefit distributions and authorization of disbursements from the Plan.

The assets of the various funds are maintained and administered by the Plan's Trustee, State Street Bank and Trust Company, and the Plan's recordkeeper, ING (formerly CitiStreet). On July 1, 2008 CitiStreet became part of ING, a global financial services institution. This transaction did not have any effect on the administration of the Plan. The Plan document and Trust Agreement provide that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

The Board of Directors of the Company appoints the Retirement and Savings Plans Investment Committee of the Plan, whose duties include a review of the general investment policy, procedures of the Plan and performance of various investment managers.

*Participation and Contributions*—All regular employees of the Company and participating subsidiaries are eligible for participation on the first day of covered employment.

Effective January 1, 2008, Roth 401(k) and Roth Catch-Up options were added to the Plan.

The combined before-tax ("CODA Contribution"), Roth 401(k) ("Roth Contribution") and after-tax ("Supplemental Contribution") contribution is limited to 75% of eligible compensation for both highly and non-highly compensated employees. The Company makes matching contributions ("Company Matching Contributions") of 50% of an employee's combined CODA, Roth and Supplemental Contributions up to 6% of the employee's eligible compensation.

CODA and Company Matching Contributions are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan. Roth and Supplemental Contributions are made on an after-tax basis and are therefore included in the participants' taxable income in the period of contribution. For purposes of allocating Plan contributions, compensation is limited to a maximum of $230,000 for 2008 and $225,000 for 2007.

Employees who turned at least age 50 during 2008 or 2007 were eligible to elect to make an additional before-tax or Roth (only in 2008) Catch-up Contribution of up to $5,000 in 2008 and 2007 if they met one of the following conditions:

a. Elected to make before-tax and Roth 401(k) (only in 2008) contributions of 75% of eligible compensation; or

b. Contributed at least $15,500 for the Plan year.

The Company also contributes a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan ("Profit Sharing Contributions"). Profit Sharing Contributions are determined by the Board of Directors of the Company and are allocated to each participant's profit sharing account based upon year end compensation of the employee, as defined in the Plan document. For purposes of allocated Profit Sharing Contributions, compensation is limited to the annual maximum set by the Internal Revenue Service.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company except that the Plan will not accept Roth rollover contributions.

***Participant Accounts***—Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, income from investments, gains or losses on sales of investments, appreciation or depreciation in the market value of investments and expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

***Investment of Contributions***—Participants elect investment of their CODA, Roth, and Supplemental Contributions in one or more of the Plan's investment funds, excluding the Profit Sharing Lubrizol Stock Fund and the Participant Loan Fund, in 1% increments. All participants, regardless of age or vested ownership percentage, are able to direct the investment of the Company Matching Contributions made to their account into any of the 401(k) investment funds. A participant may elect to change his or her investment elections as to future contributions and may also elect to reallocate a portion or all of past CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up and Profit Sharing Contributions among the available investment funds in increments of 1% of the total amount to be reallocated once daily.

If an employee does not make an investment election, any CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up and Profit Sharing Contributions will be deposited in a fund that qualifies as a "qualified default investment alternative" as defined by Department of Labor regulations. For the Plan, this would mean the appropriate Target Retirement Fund with the date that most closely matches a retirement age of 65.

***Vesting and Distributions***—Active participants vest in Company Matching Contributions and their beneficial interest in Profit Sharing Contributions at a rate of 33 1/3 % for each full year of eligible service and become completely vested after three years, at retirement or after age 55, upon death, or upon termination of employment due to permanent and total disability.

Employees with investments in the 401(k) Lubrizol Stock Fund or the Profit Sharing Lubrizol Stock Fund may elect to have the dividends reinvested in Lubrizol common stock or paid in cash. Participants must make the election to receive cash prior to the ex-dividend date for the calendar quarter in which the dividend will be paid.

Participants may request voluntary withdrawals of their Supplemental Contributions and may also apply for hardship withdrawals from their CODA and Roth Contributions, subject to adherence to Internal Revenue Service regulations as determined by the Plan's recordkeeper, or request of an in-service distribution upon attainment of age 59-1/2. Participants taking a hardship withdrawal must elect the dividend payment option. When a participant's employment terminates, his or her vested account balances may be distributed in a single lump sum. Participants may also elect installment distribution payments or partial withdrawals of their vested account balance.

Active participants upon attainment of age 55 may request an in-service distribution of Company Matching Contributions.

***Participant Loans***—The Plan provides for a participant loan option. The Plan allows participants to borrow up to the lesser of 50% of the value of their CODA, Roth, Rollover and vested Company Matching Contribution accounts or 100% of the value of their CODA, Roth and Rollover accounts, not to exceed $50,000. Each participant is restricted to three outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant's account. The repayment period may not be more than five years, except for loans issued to purchase a principal residence, which may be repaid within fifteen years.

***Forfeited Accounts***—Forfeited nonvested accounts are used to reduce future Company contributions. In 2008 and 2007, Company contributions were reduced by $150,000 and $113,567, respectively, from forfeited nonvested accounts.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting***—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

***Valuation of Investments***—Investments are accounted for at cost on the trade-date and are reported in the Statement of Net Assets Available for Benefits at fair value except for guaranteed investment contracts (GICs) included in the Stable Value Fund, which are reported at contract value. Investments stated at fair value are valued using quoted market prices or at values determined by the Trustee based on the market values of the underlying investments. GICs are stated at contract value which is equivalent to cost plus reinvested interest. Employee loans are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date.

The value of all funds and the interests of participants under each fund are calculated on a daily basis (based on the best information available, which may include estimated values).

***Tax Exempt Status***—The Plan obtained its latest determination letter dated April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended and restated since receiving this determination letter. However, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

***Expenses***—At the current time, there are no fees charged to participants for Plan administrative and operating expenses. Currently, Plan administrative and operating expenses incurred are either paid by the Company or are offset by revenue sharing payments received by the Plan Trustee and recordkeeper from investment fund managers for providing administrative, recordkeeping and other plan services which the fund managers may otherwise have had to provide. Such payments made by investment fund managers to the Plan service providers are made from the total expense charges paid by participants investing in the funds offered under the Plan. The Company monitors the payments received by the plan service providers to ensure that these are properly used for qualifying plan administrative and operating expenses. The Company also reserves the right to initiate charges to participants for Plan administrative and operating costs in future periods if offsetting revenue sharing payments are not sufficient to cover such costs.

To discourage short-term trading and help protect the long-term value of the Lubrizol Corporation Stock Fund, a redemption fee was added to the fund effective October 31, 2008. The redemption fee is equal to 2% of money transferred out of the fund less than 30 days following a transfer of money into the fund. Redemption Fees imposed by the PIMCO Total Return Fund, the Fidelity Advisors Diversified International Fund, as well as the Lubrizol Corporation Stock Fund, have been paid by the affected participants.

***Payment of Benefits***—Benefits are recorded when paid.

## 3. DESCRIPTION OF THE INVESTMENT FUNDS

The Plan offers eighteen investment alternatives and maintains separate 401(k) and profit sharing accounts for each participant and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

***FUND LINEUP:***

***Profit Sharing Funds:***

Profit Sharing Contributions are deposited to participants' 401(k) before-tax investment elections. Participants without before-tax investment elections have their Profit Sharing Contribution deposited to the appropriate Target Retirement Fund with the date that most closely matches a retirement age of 65.

*The Profit Sharing Lubrizol Stock Fund* assets are invested in common shares of the Company and temporary investments in the Trustee's State Street Short Term Fund. This fund holds pre-1983 contributions that individuals have chosen to leave in Lubrizol common stock in the Profit Sharing Lubrizol Stock Fund. No contributions are made to this fund. All cash dividends are used to repurchase additional shares of Lubrizol stock. Distributions from this fund are in common shares and cash in lieu of fractional shares or, at the participant's election, entirely in cash. Participants in the Profit Sharing Lubrizol Stock Fund have a one way option to transfer all or any part of their beneficial interest to any of the 401(k) funds in the Plan.

***401(k) Funds:***

*The Stable Value Fund* is managed by DB Advisors (formerly Deutsche Asset Management) and invests in stable value investment contracts, issued by banks, insurance companies and other financial institutions and a diversified portfolio of fixed income instruments including U.S. Government and agency securities, mortgage-backed securities, asset-backed securities, corporate bonds, interest rate futures and options.

*The Core Fixed Income Fund* invests in an actively managed collective trust fund, the PIMCO Total Return Fund, which invests in fixed income instruments including U.S. Government and corporate bond securities, mortgage and asset-backed securities, U.S. dollar and non-U.S. dollar denominated securities of non-U.S. issuers.

*The Target Retirement Income Fund* is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 25% equities and 75% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date within a few years.

*The Target Retirement 2010 Fund* is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 40% equities and 60% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date on or within a few years of 2010.

*The Target Retirement 2020 Fund* is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 65% equities and 35% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date on or within a few years of 2020.

*The Target Retirement 2030 Fund* is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 80% equities and 20% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date on or within a few years of 2030.

*The Target Retirement 2040 Fund* is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 90% equities and 10% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date on or within a few years of 2040.

*The Target Retirement 2050 Fund (Effective October 31, 2008)* is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 90% equities and 10% fixed income. The fund's objective is to allocate its assets across multiple asset classes while seeking to achieve the approximate level of risk given a participant's anticipated retirement date on or within a few years of 2050.

*The Large Cap Equity Passive Core Fund* invests in an index fund, the SSgA S&P 500 Index Fund, maintained by the Trustee as part of a collective trust fund which invests in the common stocks included in the Standard & Poor's 500 Index, futures contracts and other derivative securities designed to replicate the performance of the common stocks included in the Standard & Poor's Composite Stock Price Index.

*The Large Cap Equity Active Core Fund* invested in a mutual fund, the Legg Mason Value Trust Fund through October 29, 2008. Effective October 31, 2008 this fund was replaced by The Hartford Capital Appreciation Fund. Both funds invest in a concentrated portfolio of common and preferred stocks and securities convertible into common stocks.

*The Large Cap Equity Value Fund* invests in a mutual fund, the MFS Value Fund which invests in equity securities believed to be undervalued.

*The Large Cap Equity Growth Fund* invests in a mutual fund , the American Century Investments Ultra Fund which invests in equity and equity-like securities which are growing at, or are expected to grow at an accelerated pace relative to other securities.

*The Mid Cap Equity Value Fund* invests in a mutual fund, the RS Value Fund, which invests in equity securities which are believed to be selling at attractive prices relative to their potential value.

*The Mid Cap Equity Growth Fund* invested in a mutual fund, the Evergreen Mid Cap Growth Fund through October 29, 2008. Effective October 31, 2008 this fund was replaced by the Munder Mid Cap Core Growth Fund. Both funds invest primarily in securities of companies which are believed to have above-average earnings growth potential.

*The Small Cap Equity Value Fund* invests in a mutual fund, the Wells Fargo Advantage Small Company Value Fund, which invests primarily in a portfolio of common stocks of small capitalization companies which are believed to be undervalued versus their peer group and have the greatest potential for significant appreciation.

*The Small Cap Equity Growth Fund* invests in a mutual fund, the Kalmar Growth with Value Small Cap Fund, which invests primarily in a concentrated portfolio of common stocks of small market capitalization companies which while growing vigorously, are less followed by other investors, and are inefficiently valued.

*The International Equity Core Fund* invests in a mutual fund, the Fidelity Advisors Diversified International Fund, which invests in a diversified portfolio of common stocks and other equity-like securities of companies based outside the United States.

*The International Small Cap Equity Fund* invests in a mutual fund, the Laudus Rosenberg International Small Cap Fund, which invests in a diversified portfolio of equity securities of smaller companies that are traded principally outside the United States.

*The 401(k) Lubrizol Stock Fund* consists of common shares of the Company and temporary investments in the Trustee's State Street Short Term Fund.

*The Participant Loan Fund* consists of investments in loans to Plan participants in accordance with the Plan provisions.

Amounts distributed from the 401(k) Lubrizol Stock Fund and the Profit Sharing Lubrizol Stock Fund will be paid in the form of common shares of the Company or their cash equivalent at the election of the participants or their beneficiaries; distributions from all other investment funds will be paid in cash.

## 4. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets available for benefits.

| | December 31 2008 | December 31 2007 |
|---|---|---|
| Investment funds: | | |
| Stable Value Fund (at contract value) 7,226,080 and 6,744,805 units, respectively | $ 145,040,622 | $ 129,420,489 |
| State Street Bank & Trust Company, SSgA S&P 500 Index Fund, 5,415,708 and 5,792,285 units, respectively | 63,618,642 | 107,945,353 |
| 401(k) Lubrizol Stock Fund | | |
| Lubrizol Corporation Common Stock, 1,851,353 and 1,637,305 shares, respectively | 67,370,736 | 88,676,439 |
| State Street Short Term Fund | 1,179,724 | 2,689,211 |
| Total | 68,550,460 | 91,365,650 |
| Fidelity Investments, Fidelity Advisors Diversified International Fund, 3,166,113 and 3,390,796 units, respectively | 39,164,818 | 75,241,768 |
| PIMCO, PIMCO Total Return Fund, 2,281,362 and 2,113,848 units, respectively* | 28,904,090 | 25,523,352 |

* This fund did not represent 5% of Plan assets in 2007

The Plan's investments (including investments bought, sold and held during the year) appreciated / depreciated in value as follows:

| | Years Ended December 31 2008 | Years Ended December 31 2007 |
|---|---|---|
| Lubrizol common stock | $ (32,138,906) | $ 6,863,898 |
| Investment funds: | | |
| Mutual funds | (100,238,186) | (16,233,454) |
| Common collective trust funds | (47,975,558) | 18,760,472 |
| Total | $(180,352,650) | $ 9,390,916 |

16 of 23

## 5. INVESTMENT CONTRACTS WITH THIRD PARTIES

The Plan has an investment contract with DB Advisors (formerly Deutsche Asset Management) through which both traditional and synthetic GICs are held in the Plan's Stable Value Fund. Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan's ability to transact at book or contract value is probable. All contracts are fully benefit-responsive.

The average yield of the fund during 2008 and 2007 based on actual earnings was 6.63% and 5.29%, respectively. The average yield of the fund during 2008 and 2007 based on the interest rate credited to participants was 3.99% and 5.41%, respectively.

The fair value for traditional GICs is based upon a discounted cash flow methodology, while the fair value for synthetic GICs is based upon market value. The Statements of Net Assets Available for Benefits present the Plan's investments at fair value as well as the adjustment of the Stable Value Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

## 6. PARTY-IN-INTEREST TRANSACTIONS

The Profit Sharing Lubrizol Stock Fund and the 401(k) Lubrizol Stock Fund invest in shares of common stock of the Company. During the years ended December 31, 2008 and 2007, 880,680 and 1,219,100 shares, respectively, of Lubrizol common stock at a cost of $42,854,061 and $73,215,538, respectively, were purchased within these funds. All purchased shares were acquired at the then current market value on the open market. In addition, during the years ended December 31, 2008 and 2007, the funds sold or distributed to participants 666,427 and 1,111,955 shares, respectively, of Lubrizol common stock and received proceeds of $36,052,465 and $67,177,751, respectively.

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

## 7. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets of the Plan measured at fair value at December 31, 2008, the first reporting period such disclosure is required under FASB Statement No. 157.

- Common stock of The Lubrizol Corporation (Symbol LZ): Valued at the closing price as reported on the New York Stock Exchange.
- Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.

- Guaranteed Investment Contracts within the Stable Value Fund: Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

- Common Collective Trust Funds: Valued based on the quoted market prices of the underlying investments.

- Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

**Assets at Fair Value as of December 31, 2008**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Lubrizol stock funds | $ 75,408,858 | $ - | $ - | $ 75,408,858 |
| Mutual funds | 124,091,154 | - | - | 124,091,154 |
| Common collective trust funds: | | | | |
| Stable Value Fund | - | - | 135,516,576 | 135,516,576 |
| Other | - | 143,656,334 | - | 143,656,334 |
| Participant loans | - | - | 12,037,726 | 12,037,726 |
| Total | $ 199,500,012 | $ 143,656,334 | $ 147,554,302 | $ 490,710,648 |

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

| | Level 3 Assets | |
|---|---|---|
| | Year Ended December 31, 2008 | |
| | Stable Value Fund | Participant loans |
| Balance, beginning of year | $ 128,912,145 | $ 12,906,836 |
| Realized gains / (losses) | 2,882,950 | - |
| Unrealized gains / (losses) relating to instruments still held at the reporting date | 3,020,429 | - |
| Purchases, sales, issuances and settlements (net) | 701,052 | (869,110) |
| Balance, end of year | $ 135,516,576 | $ 12,037,726 |

19 of 23

## 8. RISKS AND UNCERTAINTIES

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

## 9. PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of their account balances.

* * * * * *

## SUPPLEMENTAL SCHEDULE

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

## SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
## EIN 34-0367600—PLAN NO. 003
## DECEMBER 31, 2008

| (a) | (b) Identity of Issuer, Borrower, Lessor or Similar Party | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | **Profit Sharing Lubrizol Stock Fund:** | | | |
| * | The Lubrizol Corporation | Common Stock - 185,713 Shares | $ 10,043,746 | $ 6,758,096 |
| * | State Street Bank & Trust Company | State Street Short Term Fund | 100,302 | 100,302 |
| | Total Profit Sharing Stock Fund | | 10,144,048 | 6,858,398 |
| | **Stable Value Fund—** | | | |
| | DB Advisors | Stable Value Fund - 7,226,080 Units | 132,756,760 | 135,516,576 |
| | **Core Fixed Income Fund—** | | | |
| | PIMCO | PIMCO Total Return Fund - 2,281,362 Units | 25,825,133 | 28,904,090 |
| | **Target Retirement Income Fund—** | | | |
| * | State Street Bank & Trust Company | SSgA Lifecycle Income Fund - 278,049 Units | 2,926,100 | 2,758,989 |
| | **Target Retirement 2010 Fund—** | | | |
| * | State Street Bank & Trust Company | SSgA Lifecycle 2010 Fund - 1,104,122 Units | 11,579,819 | 10,615,336 |
| | **Target Retirement 2020 Fund—** | | | |
| * | State Street Bank & Trust Company | SSgA Lifecycle 2020 Fund - 2,392,934 Units | 24,907,544 | 21,457,937 |
| | **Target Retirement 2030 Fund—** | | | |
| * | State Street Bank & Trust Company | SSgA Lifecycle 2030 Fund - 1,202,641 Units | 12,751,280 | 10,193,236 |
| | **Target Retirement 2040 Fund—** | | | |
| * | State Street Bank & Trust Company | SSgA Lifecycle 2040 Fund - 731,150 Units | 7,836,187 | 6,067,005 |
| | **Target Retirement 2050 Fund—** | | | |
| * | State Street Bank & Trust Company | SSgA Lifecycle 2050 Fund - 4,035 Units | 39,579 | 41,099 |
| | **Large Cap Equity Passive Core Fund—** | | | |
| * | State Street Bank & Trust Company | SSgA S&P 500 Index Fund - 5,415,708 Units | 76,655,861 | 63,618,642 |
| | **Large Cap Equity Active Core Fund—** | | | |
| | Hartford | Hartford Capital Appreciation Fund - 542,831 Units | 15,059,684 | 13,755,335 |
| | **Large Cap Equity Value Fund—** | | | |
| | MFS | MFS Value Fund - 976,076 Units | 23,591,827 | 17,120,377 |
| | **Large Cap Equity Growth Fund—** | | | |
| | American Century | American Century Ultra Fund - 389,478 Units | 10,100,038 | 5,627,953 |
| | **Mid Cap Equity Value Fund—** | | | |
| | RS Investments | RS Value Fund - 837,575 Units | 20,787,143 | 12,555,248 |

* Indicates a party-in-interest to the Plan.

(Continued)

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

## SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
## EIN 34-0367600—PLAN NO. 003
## DECEMBER 31, 2008

| (a) | (b) Identity of Issuer, Borrower, Lessor or Similar Party | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | **Mid Cap Equity Growth Fund—** | | | |
| | Munder | Munder Mid Cap Growth Fund - 794,512 Units | 14,246,184 | 13,617,935 |
| | **Small Cap Equity Value Fund—** | | | |
| | Wells Fargo | Wells Fargo Adv. Small Co. Value Fund - 1,043,036 Units | 13,659,482 | 7,541,148 |
| | **Small Cap Equity Growth Fund—** | | | |
| | Kalmar Pooled Investment Trust | Kalmar Growth with Value Small Cap Fund - 509,673 Units | 7,909,635 | 4,653,315 |
| | **International Equity Core Fund—** | | | |
| | Fidelity Investments | Fidelity Advisors Diversified Intl. Fund - 3,166,113 Units | 67,237,934 | 39,164,818 |
| | **International Small Cap Equity Fund—** | | | |
| | Laudus Funds | Laudus Rosenberg Intl. Small Cap Fund - 1,080,024 Units | 20,604,692 | 10,055,025 |
| | **401(k) Lubrizol Stock Fund:** | | | |
| * | The Lubrizol Corporation | Common Stock - 1,851,353 Shares | 95,547,703 | 67,370,736 |
| * | State Street Bank & Trust Company | State Street Short Term Fund | 1,179,724 | 1,179,724 |
| | Total Company Common Stock Fund | | 96,727,427 | 68,550,460 |
| | **Participant Loan Fund—** | | | |
| * | Loans to Participants | Various participant loans with interest rates ranging from 4.00% to 10.50% | - | 12,037,726 |
| | **TOTAL ASSETS HELD FOR INVESTMENT PURPOSES** | | $ 595,346,357 | $ 490,710,648 |

* Indicates a party-in-interest to the Plan.

(Concluded)